  FORM 10-QSB

EXHIBIT 11

HICKOK INCORPORATED
CONSOLIDATED STATEMENT OF COMPUTATION OF EARNINGS
PER COMMON SHARE AND COMMON SHARE EQUIVALENTS

Three Months Ended March 31,	Six Months Ended March 31,

	2007	2006	2007	2006

NET INCOME
Net Income <loss> applicable to common shares for basic earnings per share	$<741,416>	$<105,972>	$<1,132,160>	$<1,469>

Net Income <loss> applicable to common shares for diluted earnings per share	$<741,416>	$<105,972>	$<1,132,160>	$<1,469>

SHARES OUTSTANDING
Weighted average shares for basic earnings per share	1,211,245	1,211,245	1,211,245	1,211,245

Net effect of diluted stock options – based on the treasury stock method using year-end market price, if higher than average market price	-*	-*	-*	-*

Total shares for diluted earnings per share	1,211,245	1,211,245	1,211,245	1,211,245

Basic Earnings Per Common Share	$ <.61>	$ <.09>	$ <.93>	$ <.00>

Diluted Earnings Per Common Share	$ <.61>	$ <.09>	$ <.93>	$ <.00>

* Net effect of stock options was antidilutive for the period.